March 9, 2009

VIA EDGAR CORRESPONDENCE

Mr. Michael P. Seaman
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4561

Re:	Washington Banking Company Registration Statement on Form S-3 Filed February 18, 2009 File No. 333-175377

Dear Mr. Seaman:

     This letter is in response to your comment letter dated February 26, 2009 regarding the above-referenced filing. Washington Banking Company (the “Company”) acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure contained in the filings;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

     The discussion below responds to the comment letter and the paragraph below is numbered to correspond to the comment.

General

1.	We note that you are registering the resale by selling securityholders of shares of the company’s preferred stock. Please provide your analysis supporting the determination that the offering meets the transaction requirements of General Instruction I.B of Form S-3 with respect to the registration of the preferred stock. If the offering does not meet these transaction requirements, please remove the preferred stock from the registration statement.

The Company filed the above referenced Registration Statement on February 18, 2009, and as of that date 9,529,496 shares of its common stock were outstanding, of which 637,866 were held by affiliates. Within the 60 days prior to filing, the highest closing price of the Company’s common stock was $9.20 (on January 2, 2009) according to NASDAQ. Non-affiliate shares of 8,891,630 multiplied by $9.20 provides a “public float” of $81,802,996. The Company included the preferred stock pursuant to General Instruction I.B.1 to Form S-3 as the aggregate market value of common equity held by non-affiliates was greater than or equal to $75,000,000.

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PO Box 7001 - Oak Harbor, Washington 98277 - Telephone:  (360) 679-3121 - Toll Free: (800) 290-6508

     Please do not hesitate to contact me (360-240-5160) or our counsel, Andrew Ognall of Foster Pepper LLP (503-221-2207), with additional questions.

Sincerely, /s/RichardShields RichardShields Executive Vice President ChiefFinancialOfficer

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